SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)

Rivulet Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

769666 108

(CUSIP Number)

Lawrence M. Silver

200 East Palmetto Park Road #514

Boca Raton, FL 33432

(312) 543-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769666 108	Page 1 of 3 Pages

1	NAME OF REPORTING PERSONS Lawrence M. Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,614,200 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,614,200 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,614,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.31%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 769666 108	Page 2 of 3 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Shares”), of Rivulet Media, Inc., a Delaware corporation (the “Issuer” or “Rivulet”). The address of the principal executive offices of the Issuer is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona 85296.

Item 2.	Identity and Background.

(a)        This Schedule 13D is being filed by Lawrence M. Silver.

(b)       The residence or business address of Mr. Silver is 200 East Palmetto Park Road #514, Boca Raton, FL 33432.

(c)        Mr. Silver’s principal occupation is an executive, which he conducts through Revlis Capital LLC. The address of Revlis Capital LLC is 200 East Palmetto Park Road #514, Boca Raton, FL 33432.

(d)       Mr. Silver has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       Mr. Silver has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)       Mr. Silver is a United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Silver received 3,349,200 Shares in connection with a merger between Rivulet Films, Inc. and Rivulet Films LLC pursuant to an Agreement and Plan of Merger dated April 8, 2020 (the “Merger”) by virtue of his 4.08% membership interest in Rivulet Films LLC. The Merger closed on April 13, 2020.

On November 5, 2020, Blue Scout Enterprises LLC (“Blue Scout”) transferred all 11,000,000 Shares originally owned by it to its members, each of whom had previously executed a separate promissory note payable to Blue Scout. Those promissory notes were subsequently amended such that the only recourse against the members was a pledge on the Shares that Blue Scout transferred to them. As a result of the transfers by Blue Scout to its members, Mr. Silver received 965,000 Shares.

Mr. Silver purchased the other Shares reported in this Schedule 13D using personal funds.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares is to make a personal investment.

There are currently no plans or proposals which the reporting persons may have for future transactions that relate to or would result in any of the actions reportable in this Item 4.

Item 5.	Interest in Securities of Issuer.

(a)       The responses of Mr. Silver to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

CUSIP No. 769666 108	Page 3 of 3 Pages

(b)       The responses of Mr. Silver to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)       Mr. Silver was issued 3,349,200 Shares on April 22, 2020, in connection with the Merger. On September 8, 2020, Mr. Silver subscribed for 1,200,000 Shares at a price of $0.05 per Share. On October 16, 2020, Mr. Silver subscribed for 5,000,000 Shares at a price of $0.05 per Share. November 5, 2020, Mr. Silver received 965,000 Shares as a result of the transfers by Blue Scout to its members. On November 30, 2020, Mr. Silver subscribed for 1,100,000 Shares at a price of $0.10 per Share. On February 24, 2021, Mr. Silver subscribed for 1,000,000 Shares at a price of $0.10 per Share.

As a result of the foregoing, Mr. Crosser owns a total of 12,614,200 Shares reported on this Schedule 13D.

(d)       To the knowledge of Mr. Silver, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 with respect to the transfer by Blue Scout to Mr. Silver is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2021

/s/ Lawrence M. Silver
Lawrence M. Silver